SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 3)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         NORTHWEST AIRLINES CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    667280101
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 26, 2006
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 17 Pages)

CUSIP No. 667280101                    13D                Page 2 of 17 Pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                        WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                178,300

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                178,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                178,300

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.2%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 3 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                         WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,440,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,440,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,440,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.6%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 4 of 17 Pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                        WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,618,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,618,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,618,300

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
                                                1.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                         WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,781,700

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,781,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,781,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 6 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                           WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,400,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,400,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,400,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 7 of 17 Pages

Item 1.     Security and Issuer.

            The Schedule 13D initially filed on November 21, 2006, amended by Amendment No. 1 filed on December 11, 2006, amended by Amendment No. 2 filed on January 5, 2007, relating to the common stock (the "Common Stock") of Northwest Airlines Corporation (the "Issuer"), whose principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121, is hereby amended and restated in its entirety by this Amendment No. 3 to the Schedule 13D.


Item 2.     Identity and Background.

            (a)  This statement is filed by:
                 (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

                 (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

                 (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

                 (iv) Owl Creek Asset Management, L.P. a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"),and Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("SRIF"); and

                 (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

            (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and SRIF.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 667280101                    13D                Page 8 of 17 Pages

            (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

            The shares of Common Stock were purchased with the working capital of Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF, and on margin. The Reporting Persons' margin transactions are with Morgan Stanley & Co., on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

The Reporting Persons originally acquired shares of Common Stock for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Acquisition of beneficial ownership of, in the aggregate, in excess of 4,450,000 shares of Common Stock requires compliance with certain notice provisions of an order issued in connection with the Issuer's bankruptcy case (the "Order"). The Reporting Persons may, in the future, seek to acquire beneficial ownership of more than 4,450,000 shares of Common Stock, and, if so, will comply with the Order in all respects. The Reporting Persons' current investment in Common Stock, as disclosed in this Amended Schedule 13D, requires no action by the Reporting Persons under the Order.

The Reporting Persons sent a letter on November 21, 2006 to the Acting United States Trustee ("UST") requesting the appointment of an official committee of equity security holders to represent shareholder interests in the Issuer's bankruptcy case ("Northwest Equity Committee"). A copy of that letter was attached to the Reporting Persons original 13D. On December 8, 2006 the Reporting Persons sent a second letter to the UST further requesting appointment of the Northwest Equity Committee. A copy of that letter was attached to the Reporting Persons' Amended 13D. By letter dated December 21, 2006, the UST advised the Reporting Persons that she declined to appoint the Northwest Equity Committee. A copy of that letter was attached to the Reporting Person's second Amended 13D. The Reporting Persons have become a member of an unofficial Northwest Equity Committee with other entities that own shares of Common Stock for the purpose of requesting that the court overseeing the Issuer's bankruptcy case appoint a Northwest Equity Committee as an official committee in such case. The unofficial Northwest Equity Committee has retained legal and financial advisors to assist in such request, and on January 11, 2007, such committee made a motion to the bankruptcy court asking it to compel the UST to appoint an official Northwest Equity Committee. The Investment Manager intends to work to protect shareholders' economic interests and is interested in serving on an official Northwest Equity Committee, if recognized by the bankruptcy court.

On January 26, 2007, the Investment Manager wrote to the chairman of the Issuer's Board of Directors to request that the Board undertake various actions to protect the interests of shareholders, and failing that, to call a shareholders' meeting for the purpose of electing a new Board. A copy of the letter is attached as Exhibit 5.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, the creditors committee of the Issuer, the members of the unofficial Northwest Equity Committee, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy, bankruptcy case and future plans of the Issuer, which may include, among other things, discussion of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise and shareholder value.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, actions taken by the creditors committee of the Issuer, developments in the Issuer's bankruptcy case, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, subject to requirements of any applicable court orders including the Order, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 667280101                    13D                 Page 10 of 17 Pages


Item 5.     Interest in Securities of the Issuer.

       A. Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 178,300
                  Percentage: 0.2% The percentages used herein and in the rest of Item 5 are calculated based upon 87,300,393 shares of Common Stock that are outstanding as of September 30, 2006 as reported by the Company in its Form 10-Q filed on November 9, 2006.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 178,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 178,300
              (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       B. Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned:  1,440,000
                  Percentage: 1.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,440,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,440,000
              (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       C. Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 1,618,300
                  Percentage: 1.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,618,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,618,300
              (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl

CUSIP No. 667280101                   13D                  Page 11 of 17 Pages

Creek Advisors, LLC is the general partner of Owl Creek I, L.P. and Owl Creek II, L.P. and has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. and Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I, L.P. and Owl Creek II, L.P., has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       D. Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 2,781,700
                  Percentage: 3.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,781,700
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     2,781,700
              (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. and has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
              (e) Not applicable.

       E. Jeffrey A. Altman
             (a) Aggregate number of shares beneficially owned: 4,400,000
                 Percentage: 5.0%
             (b)  1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 4,400,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     4,400,000
             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. in the Common

CUSIP No. 667280101                    13D                 Page 12 of 17 Pages

Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.

             (d) Not applicable.
             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. In addition to the Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 6,117,000 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

Exhibit 1. Letter to the Acting United States Trustee dated November 21, 2006. (previously filed)

Exhibit 2. Joint Filing Agreement (previously filed)

Exhibit 3. Second Letter to the Acting United States Trustee dated December 8, 2006. (previously filed)

Exhibit 4. Letter from the Acting United States Trustee dated December 21, 2006. (previously filed)

Exhibit 5. Letter to the Chairman of the Board of Directors of the Issuer dated January 26, 2007.

CUSIP No. 667280101                    13D                 Page 13 of 17 Pages

                                SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 29, 2007

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 667280101                    13D                Page 14 of 17 Pages

                                   Schedule A


                                OWL CREEK I, L.P.



Date of            Number of shares             Price per        Open market/
Transaction        Purchased/(Sold)             share            Cross
                                                                 Transaction

--------------------------------------------------------------------------------
 11/15/2006                42,300                 $1.34              O
--------------------------------------------------------------------------------
 11/15/2006               115,400                 $1.56              O
--------------------------------------------------------------------------------
 11/16/2006                11,600                 $1.95              O
--------------------------------------------------------------------------------
 12/01/2006                 9,000                 $3.37              C
--------------------------------------------------------------------------------

CUSIP No. 667280101                    13D                Page 15 of 17 Pages

                               OWL CREEK II, L.P.


Date of                  Number of shares         Price per     Open market/
Transaction             Purchased/(Sold)          share         Cross
                                                                Transaction
--------------------------------------------------------------------------------
 11/15/2006               363,700                 $1.34              O
--------------------------------------------------------------------------------
 11/15/2006               992,000                 $1.56              O
--------------------------------------------------------------------------------
 11/16/2006                99,300                 $1.95              O
--------------------------------------------------------------------------------
 12/01/2006              (15,000)                 $3.37              C
--------------------------------------------------------------------------------

CUSIP No. 667280101                    13D                Page 16 of 17 Pages

                          OWL CREEK OVERSEAS FUND, LTD.


Date of                  Number of shares         Price per     Open market/
Transaction             Purchased/(Sold)          share         Cross
                                                                Transaction
--------------------------------------------------------------------------------
 11/15/2006                  677,100               $1.34             O
--------------------------------------------------------------------------------
 11/15/2006                1,846,400               $1.56             O
--------------------------------------------------------------------------------
 11/16/2006                  184,700               $1.95             O
--------------------------------------------------------------------------------
 12/01/2006                    6,600               $3.37             C
--------------------------------------------------------------------------------

CUSIP No. 667280101                    13D                Page 17 of 17 Pages

              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.


Date of                  Number of shares         Price per     Open market/
Transaction             Purchased/(Sold)          share         Cross
                                                                Transaction

--------------------------------------------------------------------------------
 11/15/2006                16,900                 $1.34              O
--------------------------------------------------------------------------------
 11/15/2006                46,200                 $1.56              O
--------------------------------------------------------------------------------
 11/16/2006                 4,400                 $1.95              O
--------------------------------------------------------------------------------
 12/01/2006                 (600)                 $3.37              C
--------------------------------------------------------------------------------

                                    EXHIBIT 5

      Letter to the Chairman of the Board of Directors of the Issuer dated
                               January 26, 2007.



January 26, 2007


VIA FACSIMILE & FEDERAL EXPRESS

Mr. Gary L. Wilson, Chairman
Board of Directors of
Northwest Airlines Corporation
2700 Lone Oak Pkwy.
Eagan, MN 55121

         Re:  NORTHWEST AIRLINES CORPORATION, ET AL.
              ("NORTHWEST AIRLINES" OR THE "COMPANY")
              ---------------------------------------

Dear Mr. Wilson:

         We are a large Northwest Airlines stockholder owning, as our Schedule 13D's reflect, 5% of the Company's common shares. We are also part of an "Ad Hoc Equity Committee" whose members collectively own close to 30% of the Company's common shares. The purpose of this letter is to advise the Company's Board of Directors of one of its principal stockholders' views regarding the important decisions the Company is being asked to take over the next several weeks.

         The Company's stockholders have been forced to organize, in the form of the Ad Hoc Equity Committee, to compel the Company's Directors to address their obligations to stockholders after the Company opposed our administrative request to the Acting United States Trustee for the appointment of an official equity committee. In the face of that opposition and the United States Trustee's decision, the Ad Hoc Equity Committee formed and now has asked the Bankruptcy Court administering the Company's bankruptcy to compel the appointment of an official equity committee. At the same time, the Company's bankruptcy counsel asked to meet with me to see whether we could avoid a litigation by agreeing to some accommodation. That meeting was cancelled by the Company, with minimal notice and no explanation. As things stand now, the Company continues to oppose its stockholders' efforts for representation, and the Bankruptcy Court will hear that matter on February 28, 2007.

         We believe that the Company, in addition to forcing its stockholders "to fight their way to the table," is breaching its fiduciary duties to stockholders. We demand that the Directors take corrective action to lead to a full and fair reorganization immediately.

         To start, the Company must agree to give its stockholders a voice in the bankruptcy. Northwest Airlines is solvent. Until a court determines otherwise pursuant to a final confirmation order, its stockholders own the Company, and the Company's Directors owe those stockholders their fiduciary duties. As of yesterday's market close, Northwest Airlines' common stock is worth $3.71 per share, establishing an equity capitalization of over $320 million, even after tumbling precipitously after what appears to have been a strategically released and selective disclosure of unsupported and elevated claim "information" on January
23. Northwest Airlines' debt securities and other unsecured claims are worth par or more, even taking into account any negative impact of chapter 11, and the Company has an enterprise value surely exceeding $18 billion. Excluding reorganization costs, Northwest Airlines is generating net income in the hundreds of millions of dollars on an annualized basis, which is sufficient to pay the Company's debts as they come due, including debt service payments. Its financial picture is considerably brighter than on the date it filed bankruptcy because of, among other things, lower fuel costs, higher ticket prices, and the near completion of its successful operating restructuring. And this is in addition to the obvious value the Company enjoys from its "golden share" in Continental Airlines, from its asserted sizeable net operating loss carry forwards, and from its participation in potential industry consolidation. This yields substantial equity value, and the Company's Directors undoubtedly have the duty to protect the Company's value for distribution to its equity holders.

         Though we know the Company has stated publicly that stockholders are "out of the money," we believe that such statements are wrong. The market also disagrees, with NWAC debt securities trading near and above par over the past several weeks. Where, as here, the Company is or appears solvent, bankruptcy law requires that stockholders retain and receive all value after payment to creditors. Northwest Airlines may not distribute undervalued equity to creditors, yielding them more than payment in full. Accordingly, the Board should take every step reasonably possible to ensure that stockholders receive value from the Company's successful reorganization efforts. Ignoring your stockholders rather than engaging them in the reorganization process is inconsistent with Directors' fiduciary duties, fundamentally sound corporate governance, and generalized notions of fair play. The Board should be fully exploring transactions that permit payment to creditors and preserve value to equity. Those potential transactions exist. The Company's decision to sell the equity to its creditors for less than fair value is indefensible.

         The Directors' determination to promote a plan of reorganization that completely eliminates your stockholders' investment while denying meaningful participation by those same stockholders in the reorganization process is actionable. Northwest Airlines' January 12 plan of reorganization provides for the elimination of current stockholder interests and for the sale of the Company to creditors and/or to unnamed private equity firms who will "backstop" a rights offering. In connection with a sale of the Company, the Directors have an absolute duty to realize the highest and best price for the benefit of the Company's stockholders and to engage in a marketing process to realize that price. The Directors may not jam through a so-called "reorganization"
exclusively for those who benefit economically from a lower valuation, at the expense of stockholders for whom Directors are required to obtain the highest and best recovery. The Directors' closed "process" at present includes only management, creditors, and private equity buyers. But, viewed from the perspective of parties' economic motivations, the creditors want to recover reorganized equity AT A LOW VALUATION, management wants options granted AT A LOW VALUATION, and the private equity buyers want to buy the Company AT A LOW VALUATION. Northwest Airlines' Directors have done nothing to counterbalance those motivations. Instead, the Directors have abandoned, and have erected legal and financial hurdles to participation by, the only constituent economically motivated to realize the highest valuation -- their stockholders. Your stockholders are in favor of an expeditious reorganization, but only a fair one, and the Directors' efforts must be focused on preserving and maximizing stockholder value under these circumstances.

         Absent such focus, the Directors are breaching their fiduciary duties. The remedy is for the Directors immediately to recognize their obligations to their stockholders, permit their participation in the Company's reorganization, and to engage in a full and transparent process to yield the highest and best value for all of Northwest Airlines' stakeholders; NOT to continue with a plan that ultimately will overpay creditors and undersell the Company to the detriment of the very persons the Directors are legally required to protect.

         Though we support a reasonably paced emergence on a fair basis, Northwest Airlines has set a pre-determined date for emerging from bankruptcy without due recognition of the time and effort necessary to solve, and to solve fairly, its FINANCIAL reorganization. As stated, the Company's operational reorganization is going well. Now it must use its better operations and better cash flow to yield the best possible financial reorganization for all of its constituents. Certainly, expeditious consensual reorganization is no doubt a laudable goal, but not at the expense of the paramount goal of any reorganization -- full and fair recognition of constituents' lawful entitlements. The Company's creditors -- who stand to gain billions of dollars OVER their legal entitlement under the Company's approach -- no doubt urge the Company to neglect the "nicety" of protecting stockholder value; but that is its duty and on current facts it is not meeting it. Northwest Airlines is not the proverbial "melting ice cube;" it appears from public information (we have received no non-public information) that the Company is operationally sound and improving. But rather than seek the best transaction for all constituents,
Northwest Airlines has made knowingly premature public reorganization commitments and taken aggressive action to harm its stockholders. Yes, Northwest Airlines must take into account its creditors' interests, but it must not unnecessarily sacrifice the interests of its stockholders to do so. Fundamental corporate and fiduciary law and the Bankruptcy Code require that the Company explore all options -- even over vocal opposition of an important constituency -- to protect the rights and economic interests of its stockholders who currently are without a seat at the table.

         We demand that the Directors instruct management (1) to stop pursuing the January 12 plan of reorganization, and (2) immediately begin working with the stockholders, in the form of a consensual official equity committee, on a plan of reorganization that maximizes the recovery for all constituents, including Northwest Airlines' equity holders. If there are transactions available that could preserve value for the Company's stockholders, your fiduciary duties mandate that you pursue them. Indeed, what better achievement could there be for a board and management than to take a flailing company in bankruptcy, turn it around, and implement a plan that pays creditors in full and allows stockholders to keep the company. The abject refusal even to consider that option wreaks of self interest and a breach of fiduciary obligations. The January 12 plan, a plan "shell" really, is not confirmable, does not represent Northwest Airlines' real value, does not provide for proper distribution of that value, and is not in the Company's best interests or that of its stockholders. In light of palpable interest in consolidation in the airline industry (U.S. Airway's $10.2 billion offer for Delta Air Lines, for example), the Company should be pursuing the potential of consolidation with other legacy carriers. Additionally, the Company must pursue a financial restructuring that allows existing equity to retain value, if possible.

         We, as well as other stockholders, stand ready to work in good faith with the Company regarding these issues. If, however, the current Directors fail to meet their obligations, the Company must call a stockholders' meeting for the election of fiduciaries who will perform their duties. We demand that you do so, rather than force your stockholders to exercise their rights to call the meeting. As the Directors must know, the Company has not held a stockholders' meeting in almost two years, in violation of Northwest's corporate documents and applicable law.

         Absent some tangible indication that the Directors are prepared to fulfill their duties to Northwest' stockholders, we and surely other stockholders will pursue all available remedies to protect the interests that the Directors have abandoned.

         We ask for the courtesy of a reply to this letter by Monday.

                                                  Sincerely,



                                                  /s/ JEFFREY A. ALTMAN
                                                  ------------------------------
                                                  Jeffrey A. Altman

cc. Bruce Zirinsky, Esq.